Exhibit 99.2

                         ANNUAL STATEMENT OF COMPLIANCE


                      OFFICER'S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2004-4 and Zions First National Bank, as Trustee, dated as of September 1, 2004, I, Terry J. Heimes, certify that:

     1. A review of the activities of the Subservicer during the preceding calendar year and of its performance under the Nelnet, Inc. Subservicing Agreement has been made under my supervision; and

     2. Based on my knowledge of such review, the Subservicer has fulfilled all its obligations under the Nelnet, Inc. Subservicing Agreement throughout such year.

March 20, 2006




By:     /s/ Terry J. Heimes
        --------------------------------
        Terry J. Heimes
        Chief Financial Officer,
        Treasurer,
        Nelnet, Inc.